UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                              INTERLAND, INC.
                  ------------------------------------------
                              (Name of Issuer)

                          COMMON STOCK, $0.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                  458727104
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                               --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 2, 2003
                              ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 10


CUSIP NO. 458727104             SCHEDULE 13D                     Page 2 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                        See Item 3 below

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,314,200**
   BENEFICIALLY
   OWNED BY EACH       ------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   7,314,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,314,200**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.9**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                           PN, IA

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 458727104             SCHEDULE 13D                     Page 3 of 10

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                        See Item 3 below

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,314,200**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,314,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,314,200**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.9**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 458727104              SCHEDULE 13D                    Page 4 of 10

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                         See Item 3 below

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
  SHARES           8.  SHARED VOTING POWER                        7,314,200**
  BENEFICIALLY
  OWNED BY EACH   -----------------------------------------------------------
  PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                   7,314,200**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  7,314,200**

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.9**

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                               IN

-----------------------------------------------------------------------------
** See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 458727104              SCHEDULE 13D                    Page 5 of 10


Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 20, 2002 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $0.01 par value (the "Common Stock") of Interland, Inc., a Minnesota corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.


Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business               Citizen-   Principal Occupation
Office Held           Address                ship       or Employment
-------------------  ----------------------- ---------  --------------------

Richard C. Blum        909 Montgomery St.      USA      President & Chairman,
President,             Suite 400                        Blum L.P.
Chairman & Director    San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.      Norway   Managing Partner,
Managing Partner       Suite 400                        Blum L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.      Denmark  Managing Partner,
Managing Partner       Suite 400                        Blum L.P.
& Director             San Francisco, CA 94133


CUSIP NO. 458727104           SCHEDULE 13D                       Page 6 of 10


John C. Walker        909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeff A. Cozad         909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            Blum L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA       Partner and
Partner, General      Suite 400                          General Counsel,
Counsel & Secretary   San Francisco, CA 94133            Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Proxy Statement, there were 150,290,541 shares of Common Stock issued and outstanding as of May 2, 2003. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial


CUSIP NO. 458727104           SCHEDULE 13D                       Page 7 of 10

ownership of the following shares of Common Stock:(i) 3,475,042 shares of Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 2.3% of the outstanding shares of the Common Stock; and (ii) 3,366,118 shares of Common Stock that are legally owned by Carpenters Pension Trust for Southern California ("Carpenters")and 473,040 shares of Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC") (collectively, the "Investment Advisory Clients"). The Investment Advisory Clients represent 2.6% of the outstanding shares of the Common Stock. Each Investment Advisory Client has entered into an advisory agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account. Voting and investment power concerning the above shares are held solely by Blum L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 7,314,200 shares of the Common Stock, which is 4.9% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

(c) The reduction in holdings includes all shares legally owned by The Common Fund for which Blum L.P. maintained voting and investment power, and whose shares were therefore deemed to be beneficially owned by Blum L.P. The Reporting Persons are advised that The Common Fund is considering whether to register its Multi-Strategy fund as a mutual fund, thereby precluding third party management by the Reporting Persons of The Common Fund's equity positions. During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market and distributed to The Common Fund the shares of the Common Stock shown below:




CUSIP NO. 458727104            SCHEDULE 13D                      Page 8 of 10


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       06-02-03      219,358    1.2500
which Blum L.P. serves as the
general partner and on behalf
of an entity for which
Blum L.P. serves as investment
advisor


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The Investment Advisory           06-02-03       242,342    1.2500
Clients for which Blum L.P.
serves as investment advisor


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The Common Fund, which Blum       05-30-03      224,100      -0-
L.P. served as investment
advisor

(d) Not applicable.

(e) As of June 2, 2003, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of the Investment Advisory Clients.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.


CUSIP NO. 458727104            SCHEDULE 13D                     Page 9 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
   -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner, General Counsel and
     Secretary                             Secretary




   RICHARD C. BLUM

   By /s/ Murray A. Indick
                                        ------------------------------------
                                          Murray A. Indick, Attorney-in-Fact






CUSIP NO. 458727104             SCHEDULE 13D                    Page 10 of 10

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  June 4, 2003


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel and          Partner, General Counsel and
     Secretary                             Secretary



  RICHARD C. BLUM

  By  /s/ Murray A. Indick
                                         ------------------------------------
                                          Murray A. Indick, Attorney-in-Fact